ZURICH
FINANCIAL SERVICES

02 MAY 17 AM 10:50

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02034213

SUPPL

Your reference: File No. 82-5089

Our reference:

Date: May 14, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "James J. Schiro appointed Chief Executive Officer of Zurich Financial Services"

and

- "Markus J. Granziol invited to join the Board of Directors of Zurich Financial Services" dated May 14, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

I. Klauer

Irene Klauer

5/20

Enclosures

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

James J. Schiro appointed Chief Executive Officer of Zurich Financial Services

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 14, 2002 - The Board of Directors of Zurich Financial Services announced today that it appointed James J. Schiro (1946) Chief Executive Officer of the Group with effect from May 17, 2002. James Schiro joined the Group in March 2002 as Chief Operating Officer - Group Finance. Before joining Zurich, Schiro was Chief Executive Officer of PricewaterhouseCoopers .

At this time, as previously announced, Rolf Hüppi will step down as Chairman and Member of the Board of Directors and as Chief Executive Officer. The Board of Directors expresses its recognition for the significant contribution Rolf Hüppi made to the development of the Group during his career.

The **Zurich Financial Services Group** (www.zurich.com) is a global leader in integrated financial services, providing its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relation
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

ZURICH
FINANCIAL SERVICES

James J. Schiro

Chief Executive Officer

James Schiro is a graduate of St. John's University, New York, where he received a Bachelor of Science degree in Accounting and Business Administration. He is also a graduate of Dartmouth College, The Amos Tuck School Executive Program. In addition, he is also a Certified Public Accountant.

In 1967 James Schiro joined Price Waterhouse and has held various management positions including National Director, Mergers & Acquisitions and Vice-Chairman and Managing Partner, New York Metropolitan Region. In 1994 he was elected Chairman and senior partner of Price Waterhouse. From 1995 to 1998 he integrated the US and European and other global operations of Price Waterhouse and was elected Chief Executive Officer of the new company. In 1998 he led the creation of PricewaterhouseCoopers, the largest professional services firm with the global merger of Price Waterhouse and Coopers & Lybrand and was elected its Chief Executive Officer.

He is very active in various professional, international and civic organizations, including the Council of the World Economic Forum, Institute for Advanced Study and St. John's University.

James Schiro joined Zurich Financial Services as Chief Operating Officer – Group Finance in March 2002 and at the same time became a member of the Group Executive Committee.

He was appointed Chief Executive Officer of the Zurich Group in May 2002.

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Markus J. Granziol invited to join the Board of Directors of Zurich Financial Services

Zurich Financial Services

Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 14, 2002 - The Board of Directors of Zurich Financial Services announced today that, subject to shareholder approval, it has invited Markus J. Granziol (1952) to join the Board as a non-executive member. Because he will remain in his current position as Chairman of UBS Warburg until the end of August 2002, the approval of shareholders is expected to be sought at the Ordinary Annual General Meeting in 2003.

The **Zurich Financial Services Group** (www.zurich.com) is a global leader in integrated financial services, providing its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relation
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

ZURICH
FINANCIAL SERVICES

Markus J. Granziol

Markus Granziol, Chairman of UBS Warburg, served from 1998 to 1999 as Global Head of Equities and Fixed Income at Warburg Dillon Read and was a member of the Group Managing Board. From 1996 to 1998, he was General Manager and member of the SBC Group Executive Board. Between 1995 and 1996, he served with SBC Warburg as the Joint Global Head of Equities. In 1994 he became Global Head of Equities at SBC in Hong Kong. Mr. Granziol joined SBC in 1987 as Head of the Securities Department at SBC in Zurich.

Prior to that, he was Chief of Staff at the Swiss National Bank and was also a lecturer in macro-economics and financial theory at the University of Zurich.